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SECU 09058171 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDHJ Brokerage Services., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 Verdae Boulevard Suite 504
(No. and Street)

Greenville (City) South Carolina (State) 29607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen R. Gillespie 1-864-288-4221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. W. Hunt and Company, LLP
(Name – *if individual, state last, first, middle name*)

1607 St. Julian Place (Address) Columbia (City) South Carolina (State) 29204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen R. Gillespie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDHI Brokerage Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS		$ 92,323
PREPAID EXPENSES		6,311
GOODWILL		19,720
		$ 118,354

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE		$ 21,869
PAYABLE TO PARENT		8,500
MEMBER'S EQUITY		
Member's capital	$ 105,000	
Deficit accumulated during development stage	(17,015)	87,985
		$ 118,354

The accompanying notes are an integral part of these financial statements.

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
For the period October 1, 2008 (inception) to December 31, 2008

EXPENSES		
Licensing fees	$	9,438
Professional fees		7,426
Other		151
Net loss	**$**	**17,015**

The accompanying notes are an integral part of these financial statements.

EDHJ BROKER SECURITIES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the period October 1, 2008 (inception) to December 31, 2008

MEMBER'S EQUITY, BEGINNING OF THE PERIOD	$	-
INITIAL CAPITALIZATION		20,000
CAPITAL CONTRIBUTION		85,000
NET LOSS		(17,015)
MEMBER'S EQUITY, END OF THE PERIOD	**$**	**87,985**

The accompanying notes are an integral part of these financial statements.

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
For the period October 1, 2008 (inception) to December 31, 2008

OPERATING ACTIVITIES	
Net loss	$ (17,015)
Adjustments to reconcile net loss to net cash provided by operating activities	
Net changes in operating assets and liabilities	
Prepaid expenses	(6,031)
Accounts payable	21,869
Net cash provided by operating activities	(1,177)
FINANCING ACTIVITIES	
Acquisition of the Company, net of cash acquired	(20,000)
Net cash used for investing activities	(20,000)
FINANCING ACTIVITIES	
Initial capitalization	20,000
Capital contribution	85,000
Borrowings from Parent	8,500
Net cash provided by financing activities	113,500
Increase in cash and cash equivalents	92,323
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 92,323**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Nature of Operations and Acquisition

EDHJ Broker Services, LLC (the "Company"), which has one office in Greenville, SC, commenced operations on October 1, 2008 as a result of an acquisition by Elliott Davis Investment Partners, LLC (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Pursuant to a purchase agreement dated October 1, 2008, the Parent acquired certain assets and assumed certain liabilities of JSP Securities, LLC, the previous name of the Company, for cash totaling $20,000. The purchase price was allocated to the underlying assets based on estimates of their respective fair values at the acquisition date in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141). In accordance with SFAS 141, the excess purchase price over the fair value at the date of the acquisition of the net assets acquired has been recognized as goodwill on the Company's balance sheet totaling $19,720.

Development stage enterprise

As previously discussed, the Company commenced operations on October 1, 2008. For the three month period ended December 31, 2008, the Company generated no revenue. Management believes the Company will have sales during 2009. The accompanying financial statements for the period October 1, 2008 (inception) to December, 31, 2008 have been prepared assuming the Company will continue as a going concern. The accompanying financial statements do not include any adjustments to reflect possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

Cash equivalents

All short-term, highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

Income taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Personal assets and liabilities of the member

In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive share of net income of the Company or its rights to refunds on its net loss, nor any provision for income tax expense or an income tax refund. The member does not have any personal liability for any obligations of the Company.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Related Party

During 2008, one of the owners of the Company's Parent paid $8,500 of FINRA expenses on behalf of the Company. This amount is recorded as a payable to the Parent as of December 31, 2008. No interest is being charged on this loan, and it is due on demand.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $61,954 which was $56,954 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was 0.49 to 1. See Supplementary Schedule 1 for these calculations.

NOTE 4 – SUBSEQUENT EVENT

In January 2009, the Company entered an agreement with its Parent to sub-lease office space under an operating lease with an initial term of 31 days at a monthly rent of $650. The lease may be renewed on a month to month basis by mutual consent and can be canceled with 90 days notice to the Parent.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2008

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 87,985
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		87,985
DEDUCT		
Nonallowable assets from Statement of Financial Condition:		
Prepaid expenses	$ 6,311	
Goodwill	19,720	26,031
Net capital before haircuts on securities positions		61,954
Haircuts on securities		-
Net capital		**$ 61,954**

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 30,369
ADD	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Total aggregate indebtedness	**$ 30,369**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.49 to 1**

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 87,649
Audit adjustment to reverse commission and fee income recorded related to prior owners	(20,888)
Audit adjustment to reverse amount recorded as expenses related to purchase accounting	23,325
Audit adjustment to record goodwill related to the acquisition	(19,720)
Audit adjustment to record prepaid FINRA expenses	(6,311)
Audit adjustment to record FINRA fees not expensed	(7,158)
Audit adjustment to record consulting fees not expensed	(2,326)
Audit adjustment to reverse accounting fees related to previous owner	5,750
Audit adjustment to reverse previous owner's equity balances	1,885
Other audit adjustments, net	(252)
Net capital per above	**$ 61,954**

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2008

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	$ -
DEBIT BALANCES	
Debit balances in customers' cash and margin excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Total debit items	$ -

The Company claims the exemption under section (k)(2)(i) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2008

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	$ -

The Company claims the exemption under section (k)(2)(i) of Rule 15c3-3, which states that the provisions of this Rule are not applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

The Members
EDHJ Brokerage Services, LLC
Greenville, South Carolina

In planning and performing our audit of the financial statements of EDHJ Brokerage Services, LLC (the Company), as of and for the period October 1, 2008 (inception) to December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This consideration was considered in determining the nature, timing and extent of the procedures performed in our audit of the Company's financial statements as of December 31, 2008 and for the period from October 1, 2008 to December 31, 2008, and this report does not affect our report thereon dated February 26, 2009.

The size of the Company's accounting staff during its start up period does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 26, 2009

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)

REPORT ON FINANCIAL STATEMENTS

FOR THE PERIOD OCTOBER 1, 2008 (INCEPTION) TO DECEMBER 31, 2008

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934)

Washington, DC
106

EDHJ BROKERAGE SERVICES, LLC
(A DEVELOPMENT STAGE ENTERPRISE)
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of changes in member's equity	4
Statement of cash flows	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
1 - Computation of net capital under Rule 15c3-1 of the SEC	8
2 - Computation for determination of reserve requirements under Rule 15c3-3 of the SEC	9
3 - Information relating to the possession or control requirements under Rule 15c3-3 of the SEC	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	11 - 12

J. W. Hunt and Company, LLP

John C. Creech, Jr., CPA
Anne H. Ross, CPA
William F. Quattlebaum, CPA, CVA
William T. Pouncey, CPA
David J. Fryer, CPA

Certified Public Accountants

Members
American Institute of
Certified Public Accountants
Private Companies Practice Section and
Center for Public Company Audit Firms

CPA Associates International, Inc.,
A Worldwide Network of Accounting Firms

Middleburg Office Park
1607 St. Julian Place
Post Office Box 265
Columbia, SC 29202-0265
803-254-8196
866-299-8196
Fax 803-256-1524
jwhunt.com

INDEPENDENT AUDITOR'S REPORT

The Members
EDHJ Brokerage Services, LLC
Greenville, South Carolina

We have audited the accompanying statement of financial position of EDHJ Brokerage Services, LLC (the "Company"), a development stage company, as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the period from October 1, 2008 (inception) to December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows from October 1, 2008 (inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 26, 2009

MIDDLEBURG OFFICE PARK, 1607 ST. JULIAN PLACE, POST OFFICE BOX 265, COLUMBIA, SC 29202-0265
803-254-8196 FAX 803-256-1524